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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended May 31,					Nine Months Ended February 28,
	2005	2004	2003	2002	2001	2006	2005
						(unaudited)
	(In Thousands Except Per Share Data and Ratios)
Earnings Available for Fixed Charges
Earnings before income taxes	$21,639	$3,338	$(16,672)	$(95,430)	$21,655	$28,359	$9,655
Add:
Interest expense	15,665	17,581	19,150	19,424	21,640	12,605	11,851
Amortization of capitalized interest	85	85	85	78	—	64	64
Amortization of debt expense	1,166	1,024	181	177	127	764	940
One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	4,018	3,740	3,229	4,736	6,219	4,396	3,098

Earnings available for fixed charges	$42,573	$25,768	$5,973	$(71,015)	$49,641	$46,188	$25,608

Fixed Charges
Interest expense	15,665	17,581	$19,150	$19,424	$21,640	$12,605	$11,851
Amortization of capitalized interest	85	85	85	78	—	64	64
Amortization of debt expense	1,166	1,024	181	177	127	764	940
One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	4,018	3,740	3,229	4,736	6,219	4,396	3,098

Total fixed charges	$20,934	$22,430	$22,645	$24,415	$27,986	$17,829	$15,953

Ratio of earnings to fixed charges	2.0	1.2	0.3	—(1)	1.8	2.6	1.6

(1)
Earnings were inadequate to cover fixed charges by $49.1 million for the year ended May 31, 2002.

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Statement of Computation of Ratio of Earnings to Fixed Charges